UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"):

HIVE DIGITAL TECHNOLOGIES LTD.

B. (1) This is (check one):

☒ An original filing for the Filer.

☐ An amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this form is being filed:

Name of registrant: Hive Digital Technologies Ltd.

Form type: Form F-10

File number (if known): 333-274054

Filed by: Hive Digital Technologies Ltd.

Date filed (if filed concurrently, so indicate): August 17, 2023 (filed concurrently)

D. The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at:

Suite 855-789 West Pender Street

Vancouver, British Columbia, V6C 1H2, Canada

Telephone: 604-664-1078

E. Filer designates and appoints Cogency Global Inc. ("Agent"), located at 122 E. 42nd Street, 18th Floor, New York, New York 10168 (800) 221-0102

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada, as of August 17, 2023.

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Aydin Kilic
Name: Aydin Kilic
Title: President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on August 17, 2023.

COGENCY GLOBAL INC. as Agent for Service of Process for Hive Digital Technologies Ltd.

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.